SKADDEN, ARPS, SLATE, MEAGHER & FLOM

世達國際律師事務所

PARTNERS

GEOFFREY CHAN*

SHU DU*

ANDREW L. FOSTER*

CHI T. STEVE KWOK*

EDWARD H.P. LAM◆*

HAIPING LI*

RORY MCALPINE◆

JONATHAN B. STONE*

PALOMA P. WANG

YUTING WU*

◆(ALSO ADMITTED IN ENGLAND & WALES)

*(ALSO ADMITTED IN NEW YORK)

REGISTERED FOREIGN LAWYER

Z. JULIE GAO (CALIFORNIA)

42/F, EDINBURGH TOWER, THE LANDMARK 15 QUEEN’S ROAD CENTRAL, HONG KONG ----------- TEL: (852) 3740-4700 FAX: (852) 3740-4727 www.skadden.com April 30, 2021

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Mr. Eric Envall

Ms. Susan Block

Mr. Mark Brunhofer

Ms. Michelle Miller

Division of Corporation Finance

Office of Finance

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:	Waterdrop Inc. (CIK No. 0001823986)

Registration Statement on Form F-1

Dear Mr. Envall, Ms. Block, Mr. Brunhofer and Ms. Miller:

On behalf of our client, Waterdrop Inc., a foreign private issuer organized under the laws of the Cayman Islands (the “Company”), we are filing herewith Amendment No. 1 to the Company’s registration statement on Form F-1 (the “Registration Statement”) containing a preliminary prospectus with the estimated offering size and a price range and certain exhibits via EDGAR with the Securities and Exchange Commission (the “Commission”).

Concurrently with the filing of Registration Statement, the Company is hereby in this letter setting forth the Company’s further responses to (i) the comments contained in the letter from the staff of the Commission (the “Staff”) dated April 28, 2021, and (ii) the first bullet point of the comment #3 contained in the letter from the Staff dated April 14, 2021. The Staff’s comments are repeated below in bold and are followed by the Company’s responses. We have included page references in the Registration Statement where the language addressing the comment appears.

Securities and Exchange Commission

April 30, 2021

The Company respectfully advises the Staff that the Company plans to commence the road show for the proposed offering on or about May 3, 2021, and request that the Staff declare the effectiveness of the Registration Statement on or about May 6, 2021. The Company, together with the underwriters, will file joint acceleration requests in time before the requested effective time. The Company would greatly appreciate the Staff’s continuing assistance and support to the Company in meeting the proposed timetable for the offering.

Comment in Letter Dated April 28, 2021

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Key Components of Results of Operations

Operating revenue, net

Management fee income, page 97

1.

We acknowledge your response to prior comment 3. When you provide the disclosure of the estimated costs of medical expense coverage and the cost of insurance coverage as well as the amount to be recorded as a reduction of revenue as indicated in your response to the first bullet of the prior comment, please also disclose:

•	the number of prior Mutual Aid platform members who will receive medical expense benefits;

•	how long you will continue to pay the medical expenses of those individuals identified in the preceding bullet; and

•	when your offer to purchase a one-year health insurance policy for Mutual Aid platform members who were not receiving benefits when the platform ceased operations will terminate.

Please refer to revised disclosure on page 97 of the Registration Statement.

Exhibits

2.	Please have your auditors revise their consent in Exhibit 23.1 to specifically identify the financial statements covered by their April 2, 2021 report.

The Company respectfully advises the Staff that our auditors believe that their consent filed in Exhibit 23.1 is appropriate and does not need to identify the financial statements covered by their April 2, 2021 report. Specifically, our auditors have advised us that the audit opinion defines the financial statements

Securities and Exchange Commission

April 30, 2021

and the periods to which they relate as “financial statements.” The consent further includes reference to the date of that audit opinion. As there is only one set of financial statements included in the filing, which have been defined in the opinion, and they are identified in the consent by reference to the date of the opinion, they believe it not necessary to identify the financial statements periods covered by their opinion within the consent.

Comment in Letter Dated April 14, 2021

Note 22: Subsequent Event, page F-54

3.	We note that you ceased operation of the Waterdrop Mutual Aid business in March of 2021. Please address the following:

•

Prior to requesting effectiveness of your registration statement, please quantify here or in Management’s Discussion and Analysis your estimate of your offer to cover medical expenses to be incurred plus the cost of one-year of health insurance coverage for participants in your prior Mutual Aid platform and how much of this amount will be recorded as a reduction of revenue.

Please refer to revised disclosure on page 97 of the Registration Statement.

*    *    *

If you have any questions regarding the Registration Statement, please contact the undersigned by phone at +852 3740-4863 or via e-mail at julie.gao@skadden.com, or Elsie Zhou, partner at Deloitte Touche Tohmatsu Certified Public Accountants LLP, by phone at +86 10 8520-7142 or via email at ezhou@deloitte.com.cn. Deloitte Touche Tohmatsu Certified Public Accountants LLP is the independent registered public accounting firm of the Company.

Very truly yours,

/s/ Z. Julie Gao
Z. Julie Gao

Enclosures.

cc:	Peng Shen, Chairman of the Board of Directors and Chief Executive Officer, Waterdrop Inc.

Guang Yang, Director and General Manager of Insurance Division, Waterdrop Inc.

Kangping Shi, Chief Financial Officer, Waterdrop Inc.

Yuting Wu, Esq., Partner, Skadden, Arps, Slate, Meagher & Flom LLP

Elsie Zhou, Partner, Deloitte Touche Tohmatsu Certified Public Accountants LLP

Li He, Esq., Partner, Davis Polk & Wardwell LLP